BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to Paragraph 4, Article 157 of Law 6.404 of December 15, 1976, and item XV of the sole paragraph of Article 2 of CVM Instruction 358 of January 3, 2002, BRF S.A. ("BRF"-Bovespa: BRFS3; NYSE: BRFS or "Company") announced in a Material Fact of September 25, 2014 with respect to the Company shares buyback program for the acquisition of up to 5,000,000 (five million) common shares, all book entry and with no par value during a period of September, 26, 2014 terminating on October, 14, 2014.

Pursuant to the best practices of Corporate Governance, the Company hereby announces that the process was concluded on October 14, 2014, the total amount  proposed in the program being acquired at an average price of R$60.1014.

São Paulo, October 14, 2014

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer